Exhibit (a)(9)

                                                PRESS RELEASE
                                                FOR IMMEDIATE RELEASE



Sutter Capital Management, LLC
595 Market Street, Suite 2100,
San Francisco, California 94105

                                January 14, 2000

Offer for units of limited partnership interest ("Units") in Winthrop California
Investors   Limited   Partnership,   a   Delaware   limited   partnership   (the
"Partnership"), extended through January 28, 2000

         Sutter/Jamboree Acquisition Fund, LLC ( the "Purchaser") has extended the expiration date for its tender offer to purchase up to 3,500 Units of the Partnership through January 28, 2000, and has increased its price to $2,700 per Unit.

         As of January 14, 2000, no Units had been tendered to the bidders by security holders and not withdrawn.

         For further information, contact Robert E. Dixon at the above address.